SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12 of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934
Commission File Number: 0-25508
RTW, INC.
(Exact name of registrant as specified in its charter)
8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437
952.893.0403
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, no par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]
     Approximate number of holders of record as of the certification or notice date: one shareholder
     Pursuant to the requirements of the Securities Exchange Act of 1934, RTW, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 17, 2007	BY:	/s/ Alfred L. LaTendresse
Alfred L. LaTendresse
Executive Vice President - and Chief Financial Officer